EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
November 6, 2012

Citizens, Inc. Reports Third Quarter and Nine Months 2012 Results
Investor Conference Call Scheduled for November 7, 2012, at 10 a.m. CST

AUSTIN, TEXAS (November 6, 2012) – Citizens, Inc. (NYSE: CIA) reported results today for the third quarter and nine months ended September 30, 2012.

Rick D. Riley, Vice Chairman and President, said, “Our segments generated continued premium growth in the third quarter, led by new sales and strong persistency in our life insurance segment. The higher premiums led to improved results, including growth in investment income. Nonetheless, the low interest rate environment continues to offer challenges relative to our business and industry in general."

"Net income for the three and nine month periods ended in 2012 was $2.9 million and $4.8 million, or $0.06 and $0.10 per diluted Class A share, respectively, compared to $2.1 million and $6.7 million, or $0.04 and $0.13 per diluted Class A share, respectively, for the same three and nine months of 2011.”

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2012	Q3 2011	YTD 2012	YTD 2011
(Unaudited, In thousands, except for per share amounts)		(As adjusted)		(As adjusted)
Premiums	$42,952	40,299	123,644	117,413
Net investment income	8,114	7,478	23,303	22,281
Net realized investment gains	763	35	1,107	41
Change in fair value of warrants	241	239	314	1,454
Total revenue	52,182	48,333	148,689	141,698
Net income applicable to common stock	2,911	2,053	4,826	6,684
Net income per diluted share of Class A common stock	0.06	0.04	0.10	0.13
Diluted weighted average shares of Class A common stock	49,030	48,912	48,972	48,764
Operating income	$2,174	1,791	3,792	5,203

Riley added, “Our total revenue increased 8.0% and 4.9% for the three and nine months, driven by an increase of 6.6% and 5.3% in total premiums, largely due to continuing growth in renewal premiums.  Excluding the change in fair value of warrants, revenues increased 8.0% and 5.8% for the same periods.  Investment income increased for the quarter as premiums revenues increased the total invested asset portfolio. The increase in invested assets more than offset the effect of the low interest rate environment, as our portfolio yield decreased to 3.74% compared with 3.92% at year-end 2011. In addition, we are seeing positive contribution from dividends from bond mutual funds purchased in the latter part of 2011 and interest from policyholder loans.”

“Book value per share of Class A common stock increased 6.0% to $5.27 at September 30, 2012.  Book value was up $0.30 from December 31, 2011, due primarily to fluctuations in the market values of bonds in our portfolio,” Riley said.

Riley commented, “The change in the fair value of warrants added $241,000 and $314,000 to net income for the three and nine months ended September 30, 2012. In early October, the remaining 52,121 outstanding warrants were converted to 12,487 Class A shares by cashless exercise."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2012	Q3 2011	YTD 2012	YTD 2011
(Unaudited, In thousands)		(As adjusted)		(As adjusted)
Net income	$2,911	2,053	4,826	6,684
Items excluded in the calculation of operating income:
Net realized investment gains	(763)	(35)	(1,107)	(41)
Change in fair value of warrants	(241)	(239)	(314)	(1,454)
Pre-tax effect of exclusions	(1,004)	(274)	(1,421)	(1,495)
Tax effect at 35%	267	12	387	14
Operating income	$2,174	1,791	3,792	5,203

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through approximately 2,300 independent marketing consultants, and domestically through almost 300 independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the third quarter of 2012, due to higher international renewal premiums, as we have experienced strong persistency.  In addition, new sales rebounded in the third quarter with first year premiums up 26.3% for the three months ended in 2012 compared to last year's third quarter. As a result, year to date first year sales are in line with sales volumes recorded in 2011. Endowment sales continue to be the preferred product internationally representing approximately 80% of first year premiums in the first nine months of 2012.  In addition, most of our life insurance policies contain a policy loan provision that allows the policyholder to utilize cash value of a policy to pay premiums and keep policies in force. The policy loan asset balance in the life insurance segment increased 10.1% from year-end 2011 and increased 12.8% from third quarter 2011.

o
Benefits and expenses – Total life insurance benefits and expenses increased for the third quarter 2012 compared to the same period in 2011 in line with premium growth. Future policy benefit reserves increased more rapidly for several reasons. First, endowment products require accumulation of higher reserve balances on the front end when compared to whole life products. In addition, we are reporting increased reserves as persistency has improved from the 2011 levels reported. Finally, we are continuing to recognize the effect of the current low interest rate environment on reserves for policies issued in the past several years, which required higher reserves compared with policies issued in earlier years. The accounting guidance for the long duration contracts sold by the company requires us to "lock in" assumptions and recognize gains or losses attributable to actual experience that differs from original assumptions in the period in which the difference occurs. Commission expense increased as first year sales increased and due to strong renewal premium experience.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing approximately 530 employees and independent agents.

o
Premiums – Home service premiums increased 1.9% from the nine months of 2011. Hurricane Isaac hit the Louisiana coastline on August 29, 2012. The resulting state-wide flooding impacted our route premium collection as policyholders were temporarily displaced or unavailable.

o
Benefits and expenses – Claims and surrenders increased by 9.0% and 4.6% for the three and nine months of 2012, primarily due to higher reported property claims as a result of losses from Hurricane Isaac. In addition, this segment reported increased amortization of deferred acquisition costs, as persistency has declined compared to 2011.

Results for the non-insurance segment have fluctuated over the past several years due to the change in fair value of warrants but the segment made a positive contribution to net income for the three months ended September 30, 2012. This segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2011 as new premium revenues were invested in bonds and policy loans rose.

o	Fixed maturity securities represented 89.2% of the investment portfolio at September 30, 2012, compared with 88.6% at year-end 2011.

o	Equity security holdings decreased slightly to $44.1 million at September 30, 2012 from $46.1 million at year-end 2011 due to increases in fair value offset by the sale of an equity mutual fund.

o	Cash and cash equivalents represented 4.3% of total cash, cash equivalents and invested assets at September 30, 2012, up from 3.8% at year-end 2011, reflecting the timing of calls and reinvestment.

t
Investment income – Net investment income increased 8.5% and 4.6% for the three and nine months ended September 30, 2012 compared to the same period in 2011, primarily due to an increase in overall investment assets from premium collections received and invested in fixed maturity bonds as well as, due to dividend income from bond mutual funds purchased in the second half of 2011.  The policy loan asset balance increased by 9.4% in 2012, resulting in an increase in policy loan income, a component of investment income.

o	Yield – For the third consecutive quarter average annualized yield remained in the range of 3.74%. Yield for 2011 was 3.92%.

o	Duration – The average maturity of the fixed income bond portfolio was 12.2 years with an estimated effective maturity of 6.6 years as of September 30, 2012.

INVESTOR CONFERENCE CALL

On Wednesday, November 7, 2012, Citizens will host a conference call to discuss operating results at 10 a.m. Central Standard Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2011, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended September 30,
	2012		2011*
	(Unaudited)
Revenues:
Premiums:
Life insurance		$41,257		38,639
Accident and health insurance		414		383
Property insurance		1,281		1,277
Net investment income		8,114		7,478
Realized investment gains, net		763		35
Decrease in fair value of warrants		241		239
Other income		112		282
Total revenues		52,182		48,333
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		15,627		14,803
Increase in future policy benefit reserves		16,901		14,365
Policyholders' dividends		2,600		2,169
Total insurance benefits paid or provided		35,128		31,337
Commissions		9,769		9,224
Other general expenses		6,055		6,642
Capitalization of deferred policy acquisition costs		(7,547)		(6,531)
Amortization of deferred policy acquisition costs		4,134		4,171
Amortization of cost of customer relationships acquired		598		708
Total benefits and expenses		48,137		45,551
Income before federal income tax		4,045		2,782
Federal income tax expense		1,134		729
Net income		2,911		2,053
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.06		0.04
Basic earnings per share of Class B common stock	0.03		0.02
Diluted earnings per share of Class A common stock	0.06		0.04
Diluted earnings per share of Class B common stock	0.03		0.02
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		8,542		15,431
Reclassification adjustment for gains included in net income		(708)		—
Unrealized gains on available-for-sale securities, net		7,834		15,431
Income tax expense on unrealized gains on available-for-sale securities		2,878		5,460
Other comprehensive income		4,956		9,971
Comprehensive income		$7,867		12,024

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Nine Months Ended September 30,
	2012		2011*
	(Unaudited)
Revenues:
Premiums:
Life insurance		$118,608		112,481
Accident and health insurance		1,244		1,151
Property insurance		3,792		3,781
Net investment income		23,303		22,281
Realized investment gains, net		1,107		41
Decrease in fair value of warrants		314		1,454
Other income		321		509
Total revenues		148,689		141,698
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		46,490		44,587
Increase in future policy benefit reserves		47,793		39,683
Policyholders' dividends		6,755		5,751
Total insurance benefits paid or provided		101,038		90,021
Commissions		28,164		28,226
Other general expenses		19,013		19,743
Capitalization of deferred policy acquisition costs		(20,530)		(20,536)
Amortization of deferred policy acquisition costs		12,693		12,480
Amortization of cost of customer relationships acquired		1,834		2,113
Total benefits and expenses		142,212		132,047
Income before federal income tax		6,477		9,651
Federal income tax expense		1,651		2,967
Net income		4,826		6,684
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.10		0.13
Basic earnings per share of Class B common stock	0.05		0.07
Diluted earnings per share of Class A common stock	0.10		0.13
Diluted earnings per share of Class B common stock	0.05		0.07
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		17,106		27,546
Reclassification adjustment for gains included in net income		(915)		—
Unrealized gains on available-for-sale securities, net		16,191		27,546
Income tax expense on unrealized gains on available-for-sale securities		5,837		9,700
Other comprehensive income		10,354		17,846
Comprehensive income		$15,180		24,530

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	September 30,	December 31,
	2012	2011*
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$594,620	514,253
Fixed maturities held-to-maturity, at amortized cost	203,237	227,500
Equity securities available-for-sale, at fair value	44,091	46,137
Mortgage loans on real estate	1,521	1,557
Policy loans	42,784	39,090
Real estate held for investment	8,530	8,539
Other long-term investments	178	105
Short-term investments	2,356	2,048
Total investments	897,317	839,229
Cash and cash equivalents	39,830	33,255
Accrued investment income	10,178	7,787
Reinsurance recoverable	9,228	9,562
Deferred policy acquisition costs	132,206	124,542
Cost of customer relationships acquired	25,764	27,945
Goodwill	17,160	17,160
Other intangible assets	886	906
Federal income tax receivable	—	901
Property and equipment, net	7,450	7,860
Due premiums, net	9,693	9,169
Prepaid expenses	1,175	396
Other assets	832	800
Total assets	$1,151,719	1,079,512
(Continued)

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	September 30,	December 31,
	2012	2011*
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$743,845	697,502
Annuities	50,125	47,060
Accident and health	5,496	5,612
Dividend accumulations	11,717	10,601
Premiums paid in advance	27,003	25,291
Policy claims payable	9,514	10,020
Other policyholders' funds	9,463	8,760
Total policy liabilities	857,163	804,846
Commissions payable	1,920	2,851
Federal income tax payable	1,188	—
Deferred federal income tax	17,545	13,940
Payable for securities in process of settlement	1,231	—
Warrants outstanding	137	451
Other liabilities	8,490	9,382
Total liabilities	887,674	831,470

Stockholders' equity:
Class A, common stock	259,371	258,548
Class B, common stock	3,184	3,184
Accumulated deficit	(17,025)	(21,851)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	29,526	19,172
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	264,045	248,042
Total liabilities and stockholders’ equity	$1,151,719	1,079,512

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.